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                                                                    Exhibit 8.1

             [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]

                                 May 21, 1998




Insignia Financial Group
One Insignia Financial Plaza
Greenville, South Carolina 29602

Dear Sir or Madam:

     You have requested our opinion regarding whether the sale of assets by Angeles Mortgage Investment Trust, an unincorporated California business trust ("AMIT"), to Insignia Financial Group ("IFG"), the majority shareholder of Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and an entity currently taxed as a real estate investment trust under Section 856(a) of the Internal Revenue Code of 1986, as amended (the "Code"), will cause AMIT to hold a diversified portfolio of assets following such sale within the meaning of section 368(a)(2)(F)(ii) of the Code. In rendering our opinion, we have examined the Agreement and Plan of Merger, dated as of July 18, 1997, (the "Merger Agreement"), the Agreement Regarding Certain Assets, dated July 18, 1997, by and between AMIT and IFG (the "Asset Purchase Agreement") and such other documents as we have deemed necessary. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement and Asset Purchase Agreement.

     Our opinion is based on the provisions of the Code, Treasury Regulations promulgated under the Code, judicial authority and currently published revenue rulings and procedures, all as of the date of this letter, and all of which may change at any time. Any change in the relevant facts (including any assumptions upon which this opinion is,in part, based) or law could change our conclusions and would render our opinion inapplicable. This opinion represents our best legal judgement and has no binding effect on the IRS. Accordingly, no assurance can be given that the IRS or a court would concur with the conclusions reached herein.

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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 2

     We have assumed certain facts to be as set forth in the "FACTS" section below and our opinion is based, in substantial part, on the accuracy of all of such assumed facts. Any change in the facts could change our opinion set forth herein.

                                     FACTS

     Pursuant to the Merger Agreement, AMIT will be merged with and into IPT.
At least one day prior to the Merger and pursuant to the Asset Purchase Agreement, IFG will purchase an amount of assets from AMIT to assist AMIT, as of the Effective Time of the Merger, to be treated as holding a "diversified" portfolio of assets within the meaning of section 368(a)(2)(F)(ii) of the Code. Currently and immediately prior to the sale of assets to IFG, more than 50% of AMIT's total assets consist of stocks and securities, within the meaning of the Investment Company Act of 1940, and more than 80% of the total value of its assets are held for investment. AMIT's assets currently are not diversified within the meaning of Section 368(a)(2)(F)(ii). The funds used by IFG to purchase the AMIT assets will not come directly or indirectly from IPT. After the acquisition of assets pursuant to the Asset Purchase Agreement, IFG will not be under any obligation to contribute or surrender these assets to IPT and will not contribute or surrender such assets to IPT. Upon completion of the sale of assets pursuant to the Asset Purchase Agreement, not more than 25% of the aggregate fair market value of AMIT's total assets will be invested in the stocks and securities (as defined in Section 368(a)(2)(F)(vii)) of any one issuer and not more than 50% of the aggregate fair market value of AMIT's total assets will be invested in the stocks and securities of five or fewer issuers. For purposes of this determination, cash, cash items (including receivables), government securities, and any assets acquired by AMIT on or after July 18, 1997 or in contemplation of the Merger are excluded for purposes of determining the total assets of AMIT. Further, for purposes of this determination, all members of a controlled group of corporations (within the meaning of section 1563(a) of the Code) are treated as one issuer and, to the extent AMIT holds stock in a regulated investment company, a real estate investment trust, or a corporation 50% or more by value of whose assets are stocks and securities (as defined in Section 368(a)(2)(F)(vii)) and 80% or more by value of whose assets are held for investment, which meets the requirements of section 368(a)(2)(F)(ii), AMIT will be treated as holding its proportionate share of the assets of such entity. IPT will have conducted its operations so as to qualify as a real estate investment trust for calendar year 1998.

                                    OPINION

     Provided that all steps contemplated in the Merger Agreement and the Asset Purchase Agreement are followed exactly as set forth therein, we believe that upon the sale of the assets pursuant to the Asset Purchase Agreement, AMIT will hold a "diversified" portfolio of assets within the meaning of Section 368(a)(2)(F)(ii) as of the date of the such sale.

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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 3


                                   ANALYSIS

     1. Diversification

     In general, under section 368 (a)(1)(A) of the Code, a merger of one corporate entity with and into another corporate entity will be a "reorganization" within the meaning of such section, provided that the merger is pursuant to a federal or state statute. Section 368(a)(2)(F)(i) provides that if immediately before a transaction described in section 368(a)(1), two or more of the parties to the transaction were "investment companies," then the transaction is not a "reorganization" with respect to any such investment company unless such company was a regulated investment company, a real estate investment trust, or a corporation which meets the diversification requirements of section 368(a)(2)(F)(ii). For purposes of that section, an "investment company" means a regulated investment company, a real estate investment trust, or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value whose total assets are assets held for investment. Thus, IPT, because of its status as a real estate investment trust, will be considered an investment company for purposes of this section. With respect to AMIT (assuming AMIT is not a real estate investment trust) it would be considered an investment company because more than 50% of the total value of its assets are stocks and securities (i.e., the notes constitute securities within the meaning of Investment Company Act of 1940), and more than 80% of the total value of its assets are held for investment. In order to be considered "diversified" within the meaning of section 368(a)(2)(F)(ii), AMIT must hold a diversified portfolio of assets within the standard set forth in section 368(a)(2)(F)(ii). AMIT will not hold a "diversified" portfolio of assets within the meaning of section 368(a)(2)(F)(ii) if "not more than 25% of the value of its total assets is invested in the stock and securities of any one issuer and not more than 50% of the value of its total assets is invested in the stock and securities of five or fewer issuers."

     Prior to the consummation of the Assets Purchase Agreement, AMIT will not hold a diversified portfolio of assets within the meaning of Section 368(a)(2)(F)(ii). The intent of the Asset Purchase Agreement is to enable AMIT to sell, for cash, as sufficient amount of assets to cause its portfolio of assets to be considered "diversified" within the meaning of Section 368(a)(2)(F)(ii). Pursuant to the Asset Purchase Agreement, a sale of a portion of AMIT's assets will be made to IFG, which is the majority shareholder of IPT.

     Section 368(a)(2)(F)(iv) provides that for purposes of determining the total assets of an entity, "assets acquired (through incurring indebtedness or otherwise)" for purposes of meeting the diversification requirement, are excluded in making such determination. Thus, to the extent AMIT acquires additional assets in order to become a "diversified" investment company, such assets will be excluded, accordingly, AMIT would fail to meet the diversification requirement of section 368(a)(2)(F)(ii). Significant within the language of

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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 4

section 368(a)(2)(F)(iv) is the absence of any mention of a prohibition against disposing of assets for purposes of meeting the diversification requirement therein.

     It is significant that the proposed Treasury Regulations promulgated pursuant to section 368(a)(2)(F) do not address sales of assets in order to meet the diversification requirements under that section. One example provided in the proposed Treasury Regulations confirms, by negative inference, the conclusion that a sale of assets in order to meet the diversification requirement would be respected. Example 4 under proposed Treasury Regulations section 1.368-4(j)(9) provides that corporation Q is an undiversified investment company whose only asset is $80,000 of corporation R stock. Pursuant to an overall plan to cease being an investment company, Q acquires $20,000 of real estate. However, at that point, Q does not cease to be an investment company by reason of such acquisition. Later, as the second step of the overall plan to cease being an investment company, Q disposes of $1,000 of R stock and, thus, ceases being an investment company upon such disposition. The ruling concludes that the real estate acquired by Q is presumed acquired for an impermissible purpose under a presumption contained in the proposed Treasury Regulations (that purpose being to cease being an investment company). Notably, the holding does not disregard the sale of R stock which is the final act that ultimately leads to Q ceasing to be considered an investment company. If the proposed Treasury Regulations intended to disregard sales of assets in order to cease being an investment company, Example 4 could have easily disregarded the disposition of the R stock instead of the acquisition of the real estate, which at such time did not cause Q to cease being an investment company.

     Example 6 of the same proposed Treasury Regulations under section 368(a)(2)(F), provides further insight into the conclusion that a sale of assets in order to attain diversification status should be respected for tax purposes. In that example, corporation U, an undiversified investment company, sells its entire portfolio of assets for cash. Subsequent to the sale, U purchased a diversified portfolio of assets for purposes of qualifying as a diversified investment company in order to merge with and into corporation W thereafter. The example concludes that the assets acquired by corporation U were excluded in determining if U was a diversified investment company. The example further holds that the assets acquired by U would not be excluded in determining if U was in fact an investment company, because, if so ignored, U would cease to be an investment company all together. Under section 368(a)(2)(F)(iv) and the proposed Treasury Regulations, assets acquired for purposes of becoming diversified or for purposes of losing your status as an investment company are disregarded for purposes of such determination. In example 6, had corporation U acquired additional assets in order to lose its status as an investment company, such acquisition would clearly have been disregarded under the rule provided in section 368(a)(2)(F)(iv). However, the example itself does not disregard the sale of such assets which causes corporation U to fail to maintain its status as an investment company. Accordingly, this example supports the analysis that the sale of such assets by corporation U in order to lose its status as an investment company should be respected.

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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 5


     Further support for the proposition that the sale of assets to produce diversification should be respected for purposes of section 368(a)(2)(F), is provided in Revenue Ruling 88-32, 1988-1 CB 113. In that ruling, solely in exchange for X stock, transferors transferred stock of one corporation, Y, to a newly created corporation, S, in a transaction intended to comply with Section 351(a). Subsequent to the contributions, X sold the Y stock and purchased stocks and securities such that X became an investment company within the meaning of Treasury Regulation section 1.351-1(c)(1)(ii). Under section 351(e)(1), a transfer of assets to a corporation meeting the definition of an investment company under that section, will not be treated as a transfer as to which no gain or loss is recognized, as provided under section 351(a). Treasury Regulation section 1.351-1(c)(2) provides that the determination of whether a corporation is an investment company, is ordinarily made by reference to the circumstances in existence immediately after the transfer in question. The initial transfer of the Y stock to X did not result in diversification, however, the subsequent sale of the Y stock and the purchase of the additional stocks and securities did result in diversification to the transferors by virtue of such sale and acquisition. Rev. Rul. 88-32 concludes that although the transferors acquired a more diversified investment than the Y stock alone, the diversification arose pursuant to the taxable sale of the Y stock and the subsequent purchase of the stocks and securities. Thus, the diversification did not arise in a transaction which qualified for non-recognition treatment, the perceived abuse as to which section 351(e)(1) was aimed. The underlying thesis of this ruling is that achieving diversification pursuant to a taxable transaction is not the type of transaction as to which section 351(e)(1) is aimed. Consistent with the analysis of Rev. Rul. 88-32, the sale of assets by AMIT, pursuant to the Asset Purchase Agreement, should be regarded for purposes of section 368(a)(2)(F).

     Further evidencing this policy of section 351(e)(1) is GCM 39129, (the GCM underlying Revenue Ruling 88-32), wherein the IRS, in analyzing the tax consequences of the transaction proposed in Revenue Ruling 88-32, stated that "the contemplated sales of the stock of Y, being taxable, will not result in diversification of the transferors' interests within the meaning of Treasury Regulation section 1.351-1(c)."

     The authorities discussed in the foregoing analysis are consistent with our opinion expressed above.

     2.   Sale of Assets to IFG

     Pursuant to the Assets Purchase Agreement, AMIT will sell a certain amount of assets to IFG at least one day before the Merger to enable AMIT to meet the definition of "diversification" within the meaning of section 368(a)(2)(F)(ii). The following paragraphs analyze whether the purchase of assets by IFG, the majority shareholder of IPT, would be treated as part of the Merger and, hence, ignored in determining whether AMIT is a diversified investment company


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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 6

under section 368(a)(2)(F). In general, a parent corporation and its subsidiary corporation are treated as separate entities as long as the subsidiary has a separate business purpose and is not a mere instrumentality of the parent. Moline Properties v. Commissioner, 319 U.S. 436 (1943).

     In Rev. Rul. 68-562, 1968-2 C.B. 157, the IRS analyzed a transaction in which an individual owned 90% of the outstanding stock of corporation X. Two months prior to the acquisition of 100% of the Y stock for X stock, the principal shareholder of X acquired 50% of the outstanding stock of Y for cash. At issue was whether the acquisition of 50% of the Y stock by X's principal shareholder should be attributed to X such that the acquisition of the Y stock by X solely for X stock would not meet the requirements of section 368(a)(1)(B), since cash would be deemed to have been given pursuant to the transaction. The ruling states that "[t]he principal shareholder was acting as an individual and not as a representative of X when he purchased 50% of the stock of Y." As evidence of this, the ruling further states that "[h]e was under no obligation to surrender the Y stock to X. X made no reimbursement to its principal shareholder for the purchase price of the Y stock." The ruling concluded that since the principal shareholder of X purchased the stock solely for his own account and on his own behalf, X was not considered the purchaser of the 50% interest in Y for cash. Thus, the ruling concluded that the acquisition of 100% of the remaining Y stock, solely in exchange for X stock, would qualify as a reorganization within the meaning of section 368(a)(1)(B).

     In Rev. Rul. 85-139, 1985-2 C.B. 123, the IRS analyzed a transaction in which a subsidiary of an acquiring corporation purchased stock of the target for cash prior to the acquisition of the target stock by the parent corporation. In this ruling corporation P owned all the stock of corporation
S. P entered into a transaction in which control of corporation X would be acquired by acquiring all the shares of the one outstanding class of X stock solely in exchange for P voting stock. However, certain shareholders of X that owned 10% of the X stock, insisted on receiving cash for their stock. In order to achieve the desired results, S purchased the 10% interest in X stock solely for cash. Subsequent to that acquisition, P acquired all the remaining outstanding X stock solely in exchange for P voting stock, thereby attempting to qualify as a reorganization within the meaning of section 368(a)(1)(B). The ruling states that the cash paid by S for X's stock was not obtained directly or indirectly from P and that S retained ownership of the X stock it had purchased. However, the ruling concluded that S's purchase of the 10% interest of X Stock for cash was attributed to P's acquisition of X stock and, therefore, the X stock acquisition failed to qualify as a reorganization within the meaning section 368(a)(1)(B). See also, Rev. Rul. 85-138, 1985-2 C.B. 122 (wherein the IRS held similarly in a transaction attempting to qualify as a reorganization under section 368(a)(1)(C)).

     In GCM 39400 (the General Counsel Memorandum relating to Rev. Rul. 85-138 and Rev. Rul. 85-139), in analyzing the transactions contemplated in those revenue rulings, the IRS stated that the "solely for voting stock" requirement of section 368(a)(1)(B) and section 368(a)(1)(C) applied only to consideration furnished directly or indirectly by the


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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 7

acquiring corporation. Thus, in concluding that the transactions in Revenue Rulings 85-138 and 85-139 did not qualify as reorganizations the IRS implicitly held that the acquisition of target stock (and target assets) by subsidiary of the acquiring corporation was attributed directly to the acquiring corporation itself. The GCM noted that Rev. Rul. 68-562 seems to stand in contravention to Rev. Rul. 85-138 and 85-139. In distinguishing between the opposite conclusions reached in Rev. Rul. 68-562 and Rev Rul.'s 85-138 and 85-139, the GCM stated that with respect to affiliated groups of corporations, a higher standard than that of an individual to a corporation should be applied when attributing acts of one to the other. In each of Rev. Rul. 85-138 and 85-139, and the ruling cited in support for the conclusions reached therein, the parent corporation was the acquiring corporation using its wholly-owned subsidiary as its agent to aid in such acquisition. However, Rev. Rul. 68-562 involves an acquisition by a subsidiary where the corporation's principal shareholder acquires a certain amount of the stock of the target in order to aid the acquisition. In Rev, Rul. 68-562, the assets acquired by the principal shareholder of the acquiring corporation never economically accrued to the benefit of the acquiring corporation. To the extent the assets acquired by the principal shareholder increased in value or decreased in value, the acquiring corporation's investment in the target corporation's stock was unaffected. However, in Rev. Rul.'s 85-138 and 85-139, the fluctuation in value of the assets acquired by the subsidiary of the parent corporation, directly affected the aggregate value of the assets of the parent corporation by virtue of the value of the subsidiary stock. Accordingly, Rev. Rul.'s 85-138 and 85-139 stand for the proposition that a subsidiary's involvement in an acquisition on behalf of a parent corporation will be attributed directly to such parent corporation. However, where, as in Rev. Rul. 68-562, a principal shareholder of an acquiring corporation acquires some of the assets of the target corporation, the acquisition of those assets should not be attributed to the acquiring corporation to the extent that the principal shareholder is under no obligation to recontribute or surrender the assets to the acquiring corporation and that no part of the purchase price for those assets comes directly or indirectly from the acquiring corporation itself.

     Where, as here, IFG as a principal shareholder of IPT, acquires some of the assets of AMIT pursuant to the Assets Purchase Agreement, the acquisition of such assets should not be deemed to be by IPT since the funds used for the purchase price of those assets will not come directly or indirectly from IPT itself and IFG will not be under any obligation to recontribute or surrender such assets to IPT. To the extent the assets acquired by IFG increase or decrease in value, such increase and/or decrease will not affect the value of the underlying assets of IPT itself and consequently will not affect the value of the IPT stock to the other shareholders. Therefore, the acquisition of assets by IFG pursuant to the Assets Purchase Agreement should likely not be deemed to be acquired by IPT itself.

     The foregoing analysis is consistent with our opinion expressed above.

                                  CONCLUSION


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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Insignia Financial Group
May 21, 1998
Page 8

     Based on the foregoing (including our Analysis and the accuracy of the factual assumptions and on which our opinion is predicated) and provided that all steps contemplated in the Merger Agreement and Asset Purchase Agreement are followed exactly as set forth therein, we believe that upon sale of the assets pursuant to the Asset Purchase Agreement, AMIT will hold a "diversified" portfolio of assets within the meaning of section 368(a)(2)(F)(ii).

            We express no opinion as to any other matter, including (i) whether AMIT qualifies as a "real estate investment trust" under the Code and (ii) whether the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code.

            Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, estate, local or foreign of the Merger or any transactions related to the Merger. No reference may be made to this opinion letter in any financial statement, or document, nor may this opinion letter be distributed in any manner without our prior written consent, except (i) such opinion may be furnished to the IRS in connection with an examination of the transaction contemplated by the Merger Agreement and (ii) we consent to the filing of this opinion as an Exhibit to the Registration Statement.



                                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.,


                                  /s/ Akin, Gump, Strauss, Hauer & Feld, L.L.P.